Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

JUPITER NEUROSCIENCES, INC.

Jupiter Neurosciences, Inc. (hereinafter referred to as the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is January 1, 2016 (as amended to date, the “Certificate of Incorporation”).

SECOND: Section IV(a) of the Certificate of Incorporation is hereby amended and restated in its entirety to provide as follows:

Classes and Number of Shares. The total number of shares of all classes of stock, which the Corporation shall have authority to issue shall be Five Hundred Million (500,000,000) shares of common stock, par value of $0.0001 per share (the “Common Stock”), and Five Million (5,000,000) shares of preferred stock, par value of $0.0001 per share (the “Preferred Stock”).

THIRD: The remaining provisions of the Certificate of Incorporation not affected by the aforementioned amendments shall remain in full force and not be affected by this Certificate of Amendment.

FOURTH: This Certificate of Amendment (the “Certificate of Amendment”) to the Certificate of Incorporation has been duly adopted by the Board and stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

All other provisions of the Certificate of Incorporation remain unchanged.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed by its authorized officer as of the 19th day of December 2025.

JUPITER NEUROSCIENCES, INC.

By:	/s/ Christer Rosén
Name:	Christer Rosén
Title:	Chairman of the Board and Chief Executive Officer